Opinion **Investments**

From diamonds to wine, investors rush to luxury collectibles

Previously the playground of affluent collectors, assets such as classic dresses and baseball cards are increasingly open to all

MADISON DARBYSHIRE



Kim Kardashian in a Marilyn Monroe dress arriving with comedian Pete Davidson for the May 2022 Met Gala at the Metropolitan Museum of Art © Angela Weiss/AFP/Getty Images

Madison Darbyshire YESTERDAY

When Kim Kardashian sashayed up the staircase at New York's Met Gala in May, wearing the crystal-studded "naked dress" Marilyn Monroe wore to sing happy birthday to President John F Kennedy, calls to auction houses surged in from an unlikely source: asset managers.

Demand for collectibles — one of the more "alternative" alternative assets — is soaring as appetite for recession-proof inflation hedges grows. Wary of overpriced, volatile stocks and bored to tears of low-yielding bonds, investors are increasingly pushing into niche asset classes such as wine, baseball cards, sneakers and diamonds.

Kardashian's sartorial display called Wall Street's attention to just how rapidly the dress — which is usually kept in an exhibition so as to preserve the delicate fabric — has accrued value over the past few decades. The garment gained 300 per cent between its 1999 sale for $1.26mn and its 2016 sale for $4.8mn. The S&P 500 index gained a relatively meagre 138 per cent over the same period.

The collectibles market has long been dominated by enthusiasts, says Darren Julien, the founder of Julien's Auction house, which handled the second Monroe dress sale. But where there is money to be made, Wall Street will soon be. And while interest from investment firms has risen slowly over the past few years, there has been a sea change in the past six months. "Now hedge funds and professional investors are carving out pieces of the pie to put their money into collectibles," Julien says.

Investment firms represent about a third of collectible purchasers, he says, a trend that is gaining speed as US inflation hovers around 8.5 per cent. In 2008, Julien's had a record year, as people rushed to move their money out of cash and equities and into "hard assets". This autumn is set to be a bumper season.

There is precedent for collectibles as hedges. Whisky has a compound average growth rate of 19 per cent over the past 10 years, according to trading platform LiveTrade Bordeaux Index. Pink diamonds offer a compound annual growth rate of over 11 per cent and have appreciated more than 300 per cent since 2008 according to FCR research. An index that tracks baseball cards has risen 1,000 per cent since 2021 alone.

Luxury collectibles were previously the playground of a small demographic of collectors or investors looking for creative places to stash cash. This is partly down to logistics: while gold bars can be purchased in increments as an inflation hedge, investors couldn't break a diamond into shares without destroying its value.

Now, professional investors are turning the once privately hoarded assets into publicly investable, diversified offerings for clients. In July, Tribeca Capital manager Ben Clearly helped raise $50mn for a fund that holds rare pale-violet Argyle diamonds, with a minimum investment of $1mn.

Institutionalising the asset class is also helping to lower the threshold for access, letting everyday investors in. Luxus, founded by former Blackstone veteran Dana Auslander, is trying to catch this trend by bringing diamond investments to retail investors at a lower price point. Though investors might not be able to afford a rare 11.7-carat yellow diamond, they will be able to own shares of it, and benefit when it is sold on. Luxus plans to IPO the $1.7mn "Golden Dahlia" diamond in early September.

The broader push into collectibles has been catalysed, experts say, by cryptocurrency. Investment-grade wine has an average rate of return of about 10 per cent per year, according to LiveTrade. This felt sleepy compared to cryptocurrency — until crypto crashed earlier this year. "Crypto was a pull so far to the extreme, that everything behind it that felt so niche and esoteric before feels much more normal, and much less scary now," says Tom Gearing, chief executive of wine trading platform Cult Wines.

Liquidity remains an issue for some areas of the collectibles market — including, ironically, wine. Funds that pool collectible assets for retail traders are nascent, but there are glimmers of the market broadening. Valt, the alternative investment start-up, pools assets such as collectibles for investors who want to own shares of Babe Ruth baseball cards and Bordeaux. Wine is soaring in popularity with retail as well as institutional traders — family offices make up close to half the market, according to brokers.

Still, some investors seek collectibles for a different kind of value. "We try to steer people towards looking at it for the merits of the asset versus a drink," says Matthew O'Connell, chief executive of LiveTrade Bordeaux Index. "But I'd be lying if I said some wealthy investors didn't occasionally dip into their portfolio."

madison.darbyshire@ft.com

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